VIA EDGAR

August 5, 2009

Jeffrey Riedler

Assistant Director

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Mercury General Corporation Definitive Proxy Statement Filed on March 31, 2009 Commission File No. 001-12257

Dear Mr. Riedler:

We are in receipt of the Staff’s letter dated July 22, 2009 with respect to the above-referenced filing of Mercury General Corporation (the “Company”). This letter is being provided in response to the comments raised by the Staff as set forth below. The Company’s responses to the Staff’s specific comments are numbered below to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form DEF 14A. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

DEF 14A

Item 11. Executive Compensation

Compensation Discussion and Analysis

Objective and Overview, page 9

1.	We note your response to our request to revise your Compensation Discussion and Analysis disclosure to address whether the company engaged in any benchmarking of total compensation or any material element of compensation and identify any benchmark utilized and the component companies comprising that benchmark. Please provide us with proposed disclosure for inclusion in your next proxy statement that addresses our requested revisions.

Response: The Company confirms that it will revise its Compensation Discussion and Analysis disclosure in future proxy statements to address whether it engaged in any benchmarking of total compensation or any material element of compensation and identify any benchmark utilized and the component companies comprising the benchmark. Based on the Company’s practice for the most recent fiscal year and assuming such practice continues for future periods, the Company proposes to include the following language with respect to the use of benchmarking:

“The Compensation Committee has not used a compensation consultant or benchmarked against any other companies during the past two years, but instead has relied upon experience of its members in setting compensation of the Chief Executive Officer and Chairman of the Board of the Company. The level of compensation of other executive officers of the Company is generally set by reference to, but not benchmarked against, competitive compensation in the industry and by the officer’s experience and duties as determined by the Chief Executive Officer and Chairman of the Board of the Company.”

Item 13. Certain Relationships and Related Person Transactions, page 16

2.	We note your response to our request to file the agreement with the McClung Insurance Agency. With respect to the agreement with the McClung Insurance Agency, even though Mr. McClung retired from your board in January 2009, since he was a board member during the entire fiscal year 2008, this agreement is required to be filed, unless immaterial in amount or significance. Please refer to Regulation S-K Item 601(b)(10)(ii)(A).

4484 Wilshire Blvd., Los Angeles, CA 90010

(323) 937-1060

Response: As disclosed in the Company’s prior letter to the Staff on this subject, the amounts paid under this contract represents an immaterial amount in relation to the Company’s size, with the amount paid to the McClung Insurance Agency in 2008 representing approximately 0.03% of the Company’s net revenues for the 2008 fiscal year. In addition, the Company’s contractual relationship with the McClung Insurance Agency is insignificant in relation to the 4,700 active agents and brokers who currently sell the Company’s products. In addition, the terms of the McClung Insurance Agency are no different than any other agent or broker using the Company’s standard broker contract. The Company has not filed the specific agreement with the McClung Insurance Agency in the past and requests that it not be required to do so now because the Company has determined that agreement with the McClung Insurance Agency is immaterial in amount and significance.

3.	Please confirm to us supplementally whether the portion of total commission payments received by Ms. Louis Toney as compensation for her services as manager for the Metro West agency exceeded $120,000 in fiscal year 2008. If so, please disclose the total dollar amount of compensation she received.

Response: The Company notes to the Staff that Ms. Toney no longer acts as manager of Metro West Insurance Services, Inc. but remains an employee. The Company further confirms that Ms. Toney’s compensation for her total services to Metro West Insurance Services, Inc. in 2008 were $150,000. To the extent that Ms. Toney’s interest in future transactions between the Company and Metro West Insurance Services, Inc. exceeds $120,000, the Company will disclose the amount of such interest.

Please direct any questions regarding the foregoing information to the undersigned at (323) 937-1060. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ THEODORE STALICK
Theodore Stalick
Chief Financial Officer

cc:	George Joseph
Gabriel Tirador
David Yeager
Nathan Bessin
Martha Marcon
Donald Newell
Donald Spuehler
Mercury General Corporation
Mark McMorrow
Summer Loveland
KPMG LLP
Joshua E. Little, Esq.
Durham, Jones & Pinegar, P.C.

2